

02006015

TC

AH 2/12/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECD S.E.C.
JAN 3 0 2002
626

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IBG Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Kane Concourse - Suite 418
(No. and Street)

Bay Harbor Island	Florida	33154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alessandro Pizzorni — (786) 433-0402
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerson, Preston, Robinson & Company, P.A.
(Name — *if individual, state last, first, middle name*)

666 Seventy-First Street,	Miami Beach	Florida	331[illegible]
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 8 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 4/4/2002

OATH OR AFFIRMATION

I, Alessandro Pizzorni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBG Trading, LLC, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
ARTHUR I. BROWN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
SYED S. ZAFAR, CPA
STEVEN A. MOSES, CPA
BRAD L. MALOW, CPA

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
BOCA RATON: (561) 392-9059
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TAMPA: (813) 228-9275
TOLL FREE: 1-888-868-5585
TOLL FREE FACSIMILE: 1-800-880-1662
FACSIMILE: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FACSIMILE: (561) 988-2663

TAMPA OFFICE
THE FINANCIAL CENTER
2701 WEST BUSCH BLVD.
SUITE 134
TAMPA, FLORIDA 33618
TEL: (813) 228-9275
FACSIMILE: (813) 225-1254

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Members
IBG Trading, LLC
Bay Harbor Island, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of IBG Trading, LLC (the "Company") as of December 31, 2001, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBG Trading, LLC at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule titled "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5

under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerson, Preston, Robinson & Co. P.A.
CERTIFIED PUBLIC ACCOUNTANTS

January 21, 2002
Miami Beach, Florida

IBG TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
At December 31, 2001

ASSETS

Cash	$ 42,396
Deposits with clearing organizations	11,858,180
Furniture and equipment, less accumulated depreciation of $8,037	152,910
Other assets	12,388
Total assets	**$ 12,065,874**

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased	$ 8,287,950
Accounts payable, accrued expenses and other liabilities	8,656
Total liabilities	**8,296,606**
Members' equity	
Members' capital contributions	4,376,520
Accumulated deficit	(607,252)
Total members' equity	**3,769,268**
Total liabilities and members' equity	**$ 12,065,874**

The notes which follow all of the financial statements must be read for a more informed use, understanding and interpretation of these financial statements.

IBG TRADING, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2001

Income		
Commissions	$	3,502
Interest and dividends		41,362
Total		44,864
Expenses		
Principal transactions		470,271
Employee compensation and benefits		46,298
Clearing costs		1,761
Communications and data processing		32,418
Occupancy		24,678
Other		70,339
Total		645,765
Net loss	$	(600,901)

The notes which follow all of the financial statements must be read for a more informed use, understanding and interpretation of these financial statements.

IBG Trading, LLC
STATEMENT OF MEMBERS' EQUITY
Year Ended December 31, 2001

	Members' Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 310,851	$ (6,351)	$ 304,500
Members' contributions	4,065,669	-	4,065,669
Net loss	-	(600,901)	(600,901)
Balance, end of year	**$ 4,376,520**	**$ (607,252)**	**$ 3,769,268**

The notes which follow all of the financial statements must be read for a more informed use, understanding and interpretation of these financial statements.

IBG TRADING, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

Operating activities	
Net loss	$ (600,901)
Adjustments to reconcile net loss to net cash outflow for operating activities:	
Add:	
Expenses which did not require cash:	
Depreciation and amortization	8,412
Increase in securities sold, not yet purchased	8,287,950
Increase in accounts payable, accrued expenses and other liabilities	8,656
Total	8,305,018
Deduct:	
Increase in deposits with clearing organization	11,858,180
Other	5,263
Total	11,863,443
Net cash outflow for operating activities	4,159,326
Investing activities	
Cash outflows:	
Purchase of furniture and equipment	160,947
Other	3,000
Net cash outflow for investing activities	163,947
Financing activity	
Cash inflows from members' capital contributions	4,065,669
Net cash outflow for all activities	257,604
Cash, beginning of year	300,000
Cash end of year	$ 42,396

The notes which follow all of the financial statements must be read for a more informed use, understanding and interpretation of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

IBG Trading, LLC, a Florida Limited Liability Company, (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and prevailing industry practices, which require management to make estimates and assumptions regarding certain trading inventory valuations and other matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions. Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value based on quoted market prices.

Commissions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment. Furniture and equipment is carried at cost. Depreciation is computed using the straight-line basis over the related asset lives of five years.

Income Taxes. The Company, as a limited liability company, is not subject to income taxes as an entity. Items of income, loss, deductions and credits are passed through directly to the members.

3. SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased consist of investment securities at quoted market prices. These securities represent short positions in the following issuers as of December 31, 2001:

3. SECURITIES SOLD, NOT YET PURCHASED (Con't)

AMEX S&P Depository Receipts	$	5,711,500
International Business Machines Common Stock		2,419,200
Other		157,250
	$	**8,287,950**

Securities sold, not yet purchased represent obligations of the Company to make a future delivery of a specified security and, correspondingly, create an obligation to purchase the security at prevailing market prices at a later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the recorded amount.

4. COMMITMENTS

The Company leases its office space under a rental agreement expiring March 31, 2002. The lease may be renewed for one year at the Company's option. Minimum future lease payments remaining as of December 31, 2001 were $7,582. Rent expense for the year ended December 31, 2001 was $22,745.

5. PRINCIPAL TRANSACTIONS

The Company's principal transactions represent realized and unrealized losses during the year ended December 31, 2001 on equity securities sold, not yet purchased.

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other broker dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7 RELATED PARTY TRANSACTIONS

Companies controlled by the members have furnished management services to the Company during the year ended 2001. No amounts have been charged for these services and the Company has not estimated the value of the services received.

8 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year of operations) and under the applicable rules, equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

IBG TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
At December 31, 2001

Net Capital		
Total members' equity		$ 3,769,268
Deductions and/or charges		
Nonallowable assets:		
Furniture and equipment	$ 152,910	
Other assets	12,388	
		165,298
Net capital before haircuts on securities positions (tentative net capital)		3,603,970
Haircuts on securities		
Trading and investment securities:		
Stock and warrants	1,243,193	
Undue concentration	1,111,486	
		2,354,679
Net capital		$ 1,249,291
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses and other liabilities		$ 8,656
Computation of Net Capital Requirement		
Minimum net capital required, based on aggregate indebtedness		$ 1,082
Minimum net capital required		$ 100,000
Excess net capital		$ 1,149,291
Excess net capital at 1,500 percent		$ 1,248,714
Excess net capital at 1,000 percent		$ 1,248,425
Ratio: Aggregate indebtedness to net capital		0.0069 to 1

There are no material differences from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001.

Financial Statements With Supplementary Information

IBG Trading, LLC

Year Ended December 31, 2001